UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6*

NAME OF ISSUER:  VYTERIS, INC.

TITLE OF CLASS OF SECURITIES:  Common Stock, $.015 par value per share.

CUSIP Number:  92926P201

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

Kevin B. Kimberlin
c/o Spencer Trask & Co.
535 Madison Avenue, 18th Floor
New York, NY  10022
Tel:  (212) 355-5565
Fax:  (212) 751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  December 24, 2009

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.:  894631 209

1.	NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[ ] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e):

Yes No [X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.	SOLE VOTING POWER: 52,179,620 shares

8.	SHARED VOTING POWER: 0 shares

9.	SOLE DISPOSITIVE POWER: 52,179,620 shares

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,179,620 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

Yes No [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 82.9%

14.	TYPE OF REPORTING PERSON: IN

The  information  reported  in  Items 4 and 6 hereof  supplements  the information  reported  in the  corresponding  Items  of Amendment  No. 5 to  the Schedule  13D  filed by Kevin B.  Kimberlin  on August 17,  2006 (the  “August  2006 13D/A”  The  information  reported in Items 3 and 5 hereof amends and restates the information reported in the corresponding items of the August 2006 13D/A.

Item 3 is hereby amended and restated as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this  Statement,  Mr.  Kimberlin may be deemed to be the  beneficial  owner,  for purposes of Section 13(d) of the Act, of 52,179,620 shares of Common Stock, representing 82.9 % of such class of securities,  based on 62,318,817 shares of Common Stock issued and outstanding as of December 31, 2009. The investments described in the Schedule 13D and all subsequent  amendments have been funded by available working capital of the applicable entities.

As set forth in more  detail  below,  the  shares  of  Common  Stock and securities convertible into, or exercisable for, shares of Common Stock are held directly by Spencer Trask  Specialty  Group,  LLC (“STSG”),  a Delaware  limited liability  company   principally   engaged  in  the  business  of  investing  in securities; Spencer Trask Ventures, Inc., (“STVI”), a Delaware corporation whose principal business is that of a registered broker-dealer;  Spencer Trask Private Equity  Fund I LP, a Delaware  limited  partnership  (“Fund I”),  Spencer  Trask Private Equity Fund II LP, a Delaware limited  partnership  (“Fund II”), Spencer Trask  Private  Equity  Accredited  Fund III LLC, a New York  limited  liability company  (“Fund  III”),  and  Spencer  Trask  Illumination  Fund LLC, a New York limited liability company (“Illumination” and, collectively with Fund I, Fund II and Fund III, the “Funds”), each of which is principally engaged in the business of investing in securities; and Scimitar Holdings, LLC (“Scimitar”),  a New York limited  liability company  principally  engaged in the business of investing in securities.

Mr. Kimberlin is the non-member manager of STSG. Mr. Kimberlin is also the controlling  stockholder of Spencer Trask & Co., Inc.  (“ST & Co.”),  the 100% parent of STVI. STVI is managed by a two-person board of directors,  one of whom is Mr.  Kimberlin.  The  general  partner of each of Fund I and Fund II is Trask Partners  LLC, a Delaware  limited  liability  company 100% owned by ST & Co.  The manager of each of Fund I and Fund II is ST Management  LLC, a Delaware  limited liability  company  (“ST Management”).  Fund III is managed  by  Spencer  Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company 100% owned by ST & Co. Illumination is managed by LLC Management Services, Inc.,  a New  York  corporation  100%  owned  by  ST & Co.  Each of  Fund  III and Illumination  has  retained ST  Management  in  connection  with its  day-to-day operations. Scimitar is a wholly owned subsidiary of ST & Co.

Item 4 is hereby amended by adding the following to the end thereof:

ITEM 4.     PURPOSE OF TRANSACTION

On December 24, 2009, pursuant to the Amendment to Restructuring Agreement (the “Amendment”), dated December 24, 2009, STSG and affiliates agreed to convert all existing debt and preferred stock in excess of debt of $2,000,000 (“Remaining Debt”), including interest and dividends, held by STSG, into common stock of Vyteris, Inc. (“Vyteris”).  The conversion occurred simultaneously with the execution of the Amendment and the debt and preferred stock converted into Vyteris common stock in full satisfaction of all amounts owed by Vyteris to STSG, except for the Remaining Debt, at $0.40 per share.  Upon execution of the Amendment, the debt and preferred stock was deemed retired and satisfied, except for the Remaining Debt, without any further action required by either party, and was deemed surrendered.  The obligations with respect to the Remaining Debt are secured by a lien on Vyteris’ assets, subordinate to the rights of other indebtedness, including but not limited to convertible debt securities. The Remaining Debt bears interest at a rate of 6% per annum, payable at maturity of the Remaining Debt.  Vyteris made a prepayment to STSG of $250,000 on December 28, 2009 and has agreed to prepay another $500,000 upon raising $3,000,000 in a Qualified Financing.

Item 5 is hereby amended and restated as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The percentage of shares of Common Stock reported  beneficially  owned by  Mr.   Kimberlin  for  purposes  hereof  is  based  upon 62,318,817 shares outstanding,  which is the total number of shares of Common Stock outstanding as of December 31, 2009. Beneficial ownership has been determined in accordance with the rules of the  Commission,  based on voting and investment  power with respect to such shares. Shares of Common Stock subject to options,  convertible  securities or warrants currently exercisable or convertible,  or exercisable or convertible within 60 days  after the date of this  Statement,  are deemed  outstanding  for computing  the  percentage  ownership  of Mr.  Kimberlin,  but  are  not  deemed outstanding  for computing  the  percentage  ownership of any other person.  Not included in the beneficial  holdings of Mr.  Kimberlin are the holdings of Qubit Holdings LLC (“Qubit”),  a Delaware limited  liability company for the benefit of Mr. Kimberlin's children,  which beneficially owns 758,156 shares of  Common  Stock,  and  1,127,041  shares  of Common  Stock  issuable  upon the conversion or exercise of convertible securities and warrants held by Qubit. Mr. Kimberlin  disclaims  beneficial  ownership of the stock  holdings of Qubit and, therefore,  such holdings are not included in the  calculation  of securities of the Company beneficially owned by Mr. Kimberlin as stated herein.

(a) As of the date of this Statement,  Mr.  Kimberlin may be deemed to be the  beneficial  owner of  52,179,620  shares of Common  Stock,  representing 82.9% of such class of  securities,  based on the  62,318,817  shares of Common Stock outstanding as of December 31, 2009. Specifically, Mr. Kimberlin may be deemed to be the beneficial owner of: (i) 49,024,415 shares of Common Stock owned by STSG, of which Mr. Kimberlin is the non-managing member; (ii) 244,633 shares of Common Stock issuable upon the exercise of warrants acquired by STSG in connection with a line of credit extended to Vyteris; (iii) 3,472 shares of Common Stock issuable upon the exercise of warrants issued in connection with $2,000,000 aggregate principal amount of subordinated convertible promissory notes issued to STSG in 2006; (iv) 2,328 shares of Common Stock issuable upon the exercise of warrants held by STSG (excluding the warrants listed in clause (ii) above); (v) 18,544 shares of Common Stock owned by Schimitar which is wholly-owned subsidiary of ST & Co., of which Mr. Kimberlin is the controlling stockholder and chairman; (vi) 286,386 shares of Common Stock issuable upon the exercise of warrants issued to STVI, a wholly-owned subsidiary of ST & Co.; (vii) an aggregate of 2,512,517 shares of Common Stock owned by the Funds; (viii) 73,655 shares of Common Stock issuable upon the exercise of warrants issued to the Funds (ST & Co. is the 100% owner of the manager of each of the Funds); and (ix) 13,670 shares of Common Stock issuable upon exercise of warrants paid to STVI, as finders fees.

(b) Mr.  Kimberlin has the sole power indirectly to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

(c)  Other  than as set  forth in Item 3, in the 60 days  prior to the date of this  Statement,  Mr.  Kimberlin has not engaged in any  transactions in shares of Common Stock.

(d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 3 hereof is hereby incorporated by reference into and added to this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

10.1	Amendment to Restructuring Agreement, by and between Spencer Trask Specialty Group and affiliates and Vyteris, Inc., on December 24, 2009.

99.76*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 26, 2006.

99.77*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.78*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.79*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 7, 2006.

99.80*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 2006.

99.81*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 2006.

99.82*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 17, 2006.

99.83*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.84*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.85*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 2, 2006.

99.86*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.87*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.88*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 17, 2006.

99.89*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.

99.90*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.

*Incorporated by reference to Amendment No. 5 to the Original Schedule 13D filed with the SEC on March 9, 2004.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this Statement is true,  complete and correct.

March 17, 2010

 /s/ Kevin Kimberlin
Kevin B. Kimberlin

EXHIBIT INDEX

10.1	Amendment to Restructuring Agreement, by and between Spencer Trask Specialty Group and affiliates and Vyteris, Inc., on December 24, 2009.

99.76*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 26, 2006.

99.77*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.78*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.79*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 7, 2006.

99.80*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 20065.

99.81*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 2006.

99.82*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 17, 2006.

99.83*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.84*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.85*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 2, 2006.

99.86*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.87*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.88*	10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 17, 2006.

99.89*	Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.

99.90*	Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.

*Incorporated by reference to Amendment No. 5 to the Original Schedule 13D filed with the SEC on March 9, 2004.

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EXHIBIT 10.1

AMENDMENT TO RESTRUCTURING AGREEMENT

This Amendment to Restructuring Agreement ("Agreement") is entered into between Spencer Trask Specialty Group and affiliates ("STSG") and Vyteris, Inc. (the "Company") as of this 24th day of December 2009.

WITNESSETH:

WHEREAS, STSG and the Company entered into a Restructuring Agreement as of September 30, 2009; and

WHEREAS, the Company and STSG agree to terminate the aforesaid as set forth here (all defined terms are used as defined in the Restructuring Agreement).

1. Conversion of Debt.

a. STSG has agreed to convert all existing Debt and Preferred Stock in excess of Debt of $2,000,000 (which $2,000,000 amount is defined as the "Remaining Debt") and includes interest thereon and the like and dividends, held by STSG, into Company common stock.

b. The Debt and Preferred Stock shall be converted into Company common stock in full satisfaction of all amounts owed by the Company to STSG, except for the Remaining Debt, at $0.40 per share.

c. The conversion shall occur simultaneously with the execution of this Agreement.

d. The Debt and Preferred Stock shall be deemed retired and satisfied, except for the Remaining Debt, without any further action required by either party, and shall be deemed surrendered. Upon receipt by the Company of the instruments evidencing the Debt, marked "cancelled" and the certificates for the Preferred Stock, the Company shall issue to STSG the number of shares of its Common Stock equal to the principal amount and accrued but unpaid interest thereon of the Debt and the stated value of the Preferred Stock, both divided by the Conversion Price. Even if the Debt and Preferred Stock are not surrendered, they are deemed cancelled and null and void, and shall be superseded by the number of shares of common stock as calculated pursuant to the formula set forth in the preceding sentence.

2. Remaining Debt Terms.

a. The obligations with respect to the Remaining Debt shall be secured by a lien on the Company's assets, which lien shall be subordinate to the rights of any indebtedness, including but not limited to convertible debt securities, all as issued with respect to a Qualified Financing. Such covenant of subordination, and the maturity of the Remaining Debt, shall have the same duration as the first debt security to expire pursuant to a Qualified Financing, or if the does not involve the

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sale of debt securities, December 24, 2012. The Company may extend for one year on the same terms.

b. Notwithstanding anything set forth in this paragraph 2., the Company shall be obligated to prepay the Remaining Debt (with all prepayments applied pro rata to any then remaining outstanding Remaining Debt) in an amount equal to 50% of the excess of proceeds over $5,000,000 upon receipt of net proceeds from a Qualified Financing or other equity or equity related securities issued by the Company in which the excess of gross proceeds over $5,000,000, upon receipt of such net proceeds. STSG shall execute and deliver any subordination agreement prepared in connection with a Qualified Financing and appoints the Company as its attorney in fact to file any UCC-3 and similar financing statements required to effect such subordination without any further action on the part of STSG.

c. The Remaining Debt shall bear interest at the rate of 6% per annum, payable at maturity of the Remaining Debt. The Company shall make a prepayment to STSG of $250,000 On December 28, 2009 and another $500,000 upon raising $3,000,000 in a Qualified Financing.

d. The Company and the following persons agree that the following persons may not be able to sell or otherwise encumber any of their stock in the Company for three years from the date hereof.

3. Miscellaneous.

a. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The federal and state courts within the State of New York shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement. The parties consent to personal jurisdiction of the federal and state courts within New York and service of process being effected by registered mail sent to the address set forth at the end of this Agreement. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

b. This Agreement forms the entire agreement of the parties and supersede any prior agreements between them with respect to the subject matter hereof.

c. Waiver of any term or provision of this Agreement or forbearance to enforce any term or provision by either party shall not constitute a waiver as to any subsequent breach or failure of the same term or provision or a waiver of any other term or provision of this Agreement.

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d. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

e. All clauses of this Agreement are distinct and severable and if any clause shall be deemed illegal or unenforceable for any reason, it shall not affect the legality or enforceability of any other clause of the Agreement.

f. Each party agrees to execute and deliver such documentation and take all such other actions necessary to effect the transactions set forth herein in a prompt manner.

g. Any notice hereunder shall be in writing and delivery thereof shall be complete if delivered in person, by facsimile or mailed by overnight mail, or registered or certified mail, postage prepaid to the following addresses (unless changed by written notice):

Advisor: Spencer Trask Ventures, Inc.
1700 E. Putnam Ave., 4th Fl
Old Greenwich, CT 06870
Attention: President

Company: Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410
Attention: Haro Hartounian
Chief Executive Officer

h. Neither this Agreement nor any right hereunder or interest herein may be assigned or transferred by STSG without the express written consent of the Company.

i. This Agreement shall be binding upon all parties and their respective estates, heirs, successors and permitted assigns. This Agreement may be changed only by the written consent of all parties.

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IN WITNESS WHEREOF, the parties have executed this Term Sheet as of the date first above written.

Spencer Trask Specialty Group, LLC

By: [signature]
Name: Kevin Kimberlin
Title: Non managing member

Spencer Trask Private Equity Fund I, LP

By:________________
Name:
Title:

Spencer Trask Private Equity Fund II, LP

By:________________
Name:
Title:

Spencer Trask Private Accredited Equity Fund III, LLC

By:________________
Name:
Title:

Spencer Trask Illumination Fund LLC

By:________________
Name:
Title:

VYTERIS, INC.

By: [signature]
Name: HARO HARTOUNIAN
Title: CEO

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IN WITNESS WHEREOF, the parties have executed this Term Sheet as of the date first above written.

Spencer Trask Specialty Group, LLC

By:________________

Name:

Title:

Spencer Trask Private Equity Fund I, LP

By:________________

Name: John Heidenreich

Title: Managing Member

Spencer Trask Private Equity Fund II, LP

By:________________

Name: John Heidenreich

Title: Managing Member

Spencer Trask Private Accredited Equity Fund III, LLC

By:________________

Name: John Heidenreich

Title: Managing Member

Spencer Trask Illumination Fund LLC

By:________________

Name: John Heidenreich

Title: Managing Member

VYTERIS, INC.

By:________________

Name:

Title:

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